Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the consolidated financial statements of Ribbon Communications Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification (ASC) Topic 606, “Revenue from Contracts with Customers” on January 1, 2018), and the effectiveness of Ribbon Communications Inc. and subsidiaries’ internal control over financial reporting dated March 4, 2019, appearing in the Annual Report on Form 10-K/A of Ribbon Communications Inc. for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

Dallas, Texas

August 1, 2019